

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

December 7, 2017

Via E-mail
Victor Gallo
General Counsel
AP Gaming Holdco, Inc.
5475 S. Decatur Blvd., Suite 100
Las Vegas, NV 89118

> **Re: AP Gaming Holdco, Inc.**
> **Amendment 4 to**
> **Draft Registration Statement on Form S-1**
> **Submitted November 21, 2017**
> **CIK No. 1593548**

Dear Mr. Gallo:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Gatefold

1. Consistent with disclosures on pages 6 and 109 of the prospectus, please clarify that the graphics representing casino-owned game performance and premium leased game performance refer to the domestic market. In the disclosures on page 6 and 109, please also clarify what constitutes the "domestic market" for purposes of this graphic.

Prospectus Summary, page 1

Growth Strategies, page 8

2. We note the following disclosures:

- $72 million per year in revenue from an increase of 1% in market share in the Class III and commercial markets will result in $60 million per year in EGM adjusted EBITDA.

- $1 of incremental revenue per day on older cabinets, or $1.13 million of incremental annual revenue, should contribute $1.1 million of additional EGM adjusted EBITDA, or 97.3% margin.

- Every 3,000 units placed in the Philippines market could generate $7-12 million of recurring annualized revenue, or $6.39-$10.96 per day, and $5-10 million of annualized EGM adjusted EBITDA, or 71.4%-83.3% margin.

- 8,700 units placed in the Brazilian market could generate $60-100 million of recurring annualized revenue, or $18.89-$31.49 per day, and $50-75 million of annualized EGM adjusted EBITDA, or 75-83.3% margin.

Please help us understand how you arrived at these estimates for each of the scenarios. In this regard, we note EGM gaming operations revenues for fiscal year 2016 increased 27.3% and generated EGM adjusted EBITDA margin of 58.6% including equipment sales as compared to 55.4% for fiscal year 2015.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736 or Al Pavot, Staff Accountant, at (202) 5551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Ronne, Staff Attorney, at (202) 551-6156 or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director
Office of Manufacturing and
Construction

cc: Kimo Akiona
        Monica K. Thurmond, Esq.
        Christodoulos Kaoutzanis, Esq.